Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

The IMS Americas Town Meeting
July 12, 2005

Presentation

Unidentified Speaker: Good Morning ladies and gentlemen and please welcome IMS Americas’ president, Mr. Bruce Boggs.

Bruce Boggs: Thank you, thank you. Good morning and I appreciate your working your schedule so that you could be here this morning. We have, through the miracle of technology, webcast, almost 2000 of our IMS America’s colleagues either in the room or on phones across the United States, from East to West, across Latin America in Toronto, in Montreal, I want to welcome all of you.

Now I have to tell you, I’m a little bit confused this morning about the turnout, because it’s obviously extremely healthy. And I was wondering whether it was the very stimulating agenda I had put together for the original town hall, or if there were developments this week that kind of got everyone’s curiosity up a little bit.

All kidding aside, we do have an important meeting and important information to cover this morning with all of you. We’re going to do that and then we’re going to give you an opportunity to ask any questions that you may have on your mind. We have our Americas leadership team here with us, and on the phone.

And also a very special guest: we have our Executive Chairman, Mr. David Thomas, who will be joining us on stage shortly to share his perspective on this proposed merger.

Now, if we could, we’ll put up an agenda and I’ll take you through how we’re going to spend the next hour, hour and a half. We will have a video; we will have an opportunity to hear from the VNU CEO, Mr. Rob van den Bergh, as well as Dave Carlucci, our CEO. Then I will come up and take you through a fairly comprehensive overview of the proposed merger so you can understand a lot of the logic behind it.

And then David Thomas will come up, and share his perspective on the strategy and why this is such an important opportunity for both companies. Then we will open the microphones and telephone lines to take your questions.

We also have a few that came in electronically prior to the meeting, we’ll go through those, as many as time allows. And this will be the big surprise. When we wrap up, I want to remind everyone about our day-to-day priorities that we have to stay focused on as we move through the second half of 2005. So if we could, let’s go straight to videotape.

Rob van den Bergh: Hello all. Today is an exciting day. VNU and IMS have today announced the merger. We worked hard at it over the last few months and it is always great if you come at a moment that it is there. And I’m happy to introduce to you my new colleague David Carlucci.

Dave Carlucci: Thank you Rob. I’m very pleased to be a part of this momentous day for both companies VNU and IMS Health. I’m Dave Carlucci and I’m the CEO of IMS and this is a very, very important day for us, with the merger of these two great companies VNU and IMS.

We serve a very dynamic customer set together and putting these two companies together we’ll create the largest, most thorough and exciting global market intelligence company in the world. We’ve worked together for the last two and a half years and looking at opportunities where we could enhance customer value. And today it culminates in putting these two fantastic companies together.

We’ll have revenues of 4.8 Euros billion, a little over $5.5 billion. We’ll have over 44,000 employees. We’ll do business in over 100 countries and we have the ability to leverage business intelligence capability across the company.

Rob van der Bergh: Over time, we became convinced that this deal made sense. We worked in three different areas together. We’ve worked in the U.K on a project, we had a project in India, and we worked together in Japan. I think it all shows that the combination of what VNU is doing and what IMS is doing can bring enormous value to our clients.

Dave Carlucci: For our new colleagues at VNU, let me tell you a little bit about IMS. We are the number one provider of information, analytics and consulting in services to the pharmaceutical industry. We serve the broader healthcare market but traditionally, we have served our pharma customers with deep intelligence about their sales forces, their markets, their launch plans and about their brands. We are 6400 people strong in over 100 countries and we represent about $1.6 billion or 1.3 billion Euros.

Rob van der Bergh: IMS, I’d like to introduce the three businesses of VNU to you. Business information, media measurement information and marketing information. We are very strong in the U.S. with trade groups, very well known brands like Billboard, Hollywood Reporter and a lot of business service titles.

Then in trade shows, we are a formidable player, marketing information is our biggest activity. With ACNielsen, we serve the CPG industry since very, very strong position we have worldwide in 100 countries. BASES, key leader in the forecasting, Spectra very strong player in the targeting, Claritas very strong in the geodemographics.

We’re active in entertainment industry, we measure books, we measure films, we measure DVD’s, we measure music and we measure video games. We measure who is buying what on the net, you all know news media research, big currency and in television industry, it’s a 60 billion industry, people base their decisions on our information.

We have a lot of talent, we have very strong products, we are both very innovative companies. I think if you bring that to the new company, in the long run, you create something which is formidable.

Dave Carlucci: One of the things that the combination of these two companies brings is an in-depth knowledge of our client’s business. I’ve also been very impressed in the people I’ve gotten to meet who lead the VNU businesses.

And I do believe that we’re very compatible because at our core, we’re an information company but we’re growing to be broad based market intelligence companies.

Rob van der Bergh: We want to serve our clients with our must have (ph) data, and we’re both very, very keen to develop more and more new services. That’s the driving line in the two businesses, and I feel good about it that, just to be fair, needs a lot of work to make it a success.

I am happy to announce that David Carlucci is becoming the deputy CEO of the new company. He is going to run 3 important legs of the company, the marketing, the media and IMS of course, and they’ll drive not only the results of the separate legs but also they’ll drive the synergies. Has a great experience with IBM. I’m happy that Rob Ruijter continues to be the CFO, with his enormous experience with KLM-Air France, went through a merger before so he brings special experience to the table. I’m very happy also to introduce to you Nancy Cooper, the CFO of IMS. She is going to be focused on all the integration aspects of this deal.

Dave Carlucci: We have a unique opportunity to join a very strong team at VNU. That brings us great a feeling about our ability to work together, our ability to attack global opportunities and to serve our clients.

Rob van der Bergh: I would like to say to my old colleagues, to my VNU colleagues we are used to change. It means a mobile change, but it means most of all a very positive change. It means you are a far bigger and stronger company but I count on you to do the work you have to do today and tomorrow.

IMS, I am very, very proud that you are going to join VNU. I think what Dave and I are going to do is create the best of two, we bring the best talents together, we bring the best methods together, we bring the best experience together.

Dave Carlucci: I would like to thank the IMS team for the terrific path of growth and expansion we have been on together over the last several years. I think together we have a very, very unique opportunity and so I welcome everyone to the new VNU Company.

Rob van der Bergh: I hope that this deal makes us all more proud of the companies we have worked with. I think both companies have a strong tradition and successful market position do very well. They are strong and the combined company is even a stronger company.

Dave Carlucci: And that creates nothing but opportunity for our colleagues, and I am excited about that and I think it gives us great pride that we have been able to pull this together. It is hard work. We have got a lot of hard work ahead of us but it is an exciting journey.

Rob van der Bergh: We are on the way to create a powerhouse and we are on the way to make this a big step.

Unidentified Voice: And please welcome back to our stage Mr. Bruce Boggs.

Bruce Boggs: Thank you. Okay we are going to — kind of flesh out a few more details of the proposed merger for you. So let’s just jump right into the overview.

We are here today to talk about a very exciting milestone in the development, not only by our company, but indeed the development of the information industry as a whole. The merger of VNU and IMS is a game changer. This is a merger of dynamic industry leaders that will improve the services for our clients and our ability to help them succeed in the market place. It will help us create more value for our shareholders and create new growth opportunities for all of us.

Today we will review some of the fundamentals about our business and the merger, explain its advantages and begin to talk about how we will work together. And we will devote time to responding to your questions as I said earlier. There will be much to do in the coming month to bring our companies together and we will need your input and feedback and we will be depending on your effort and commitment to make the merger successful. This merger will combine two exceptional companies, leaders in their respective markets, to create a global leader in market intelligence.

Our two companies have complementary strengths, a common heritage and a shared vision of the future. A vision of a fast, flexible, innovative company with the global presence, talents, technical capabilities and management focus to serve an expanding client base and venture into exciting new markets. Together we have market leadership serving three key industries — consumer packaged goods, health care, media and entertainment with assets that can be applied across each of these businesses.

We will have four main business segments — our marketing information group which delivers a wealth of information and analytics about consumer purchasing, behavior and attitudes in 110 countries. This group measures 77 billion transactions a year.

Our media measurement and information group reports on virtually every element of the media and entertainment industries. Best known for the Nielsen TV ratings which measure 85% of global ad spending. In the case of IMS we track 90% of all prescription sale transactions in the US and 70% worldwide, collected from 29,000 sources.

The business information group has leading positions in brands, as Rob mentioned, in Billboard, Hollywood Reporter, Ad Week, Intermediair, etcetera along with its highly successful show in E media businesses.

Compared with other information companies, we serve stronger industry sectors with capabilities that can create new opportunities. Plus, we offer strong consulting and services capabilities that will also drive our growth.

In an increasingly global market place, we will offer clients the geographic reach they demand and the close similarity of many of our business processes will help us conduct a smooth transition and improve our efficiency.

Also we have a $5.7 billion company going forward. Our clients, 12,000 strong, in growing industries in over 100 countries trust VNU and IMS to help them solve their most critical business issues. Together we will serve virtually every major consumer package goods, pharmaceutical and media company.

In CPG in fact, 5 of the top 10 companies are pharmaceutical firms. And all of those companies are customers of both of our companies. Now more than ever, our clients whether we are talking about PNG, Pfizer or NBC have a common set of business issues. They are asking us to help them optimize their internal investments, to assess their potential for expanding, their presence in the global arena and to help them respond effectively to the growing power of the consumer in virtually every market. They want to help them sharpen their edge in an increasingly competitive environment. Combined VNU and IMS will provide must-have information that plays a pivotal role in supporting corporate, strategic and operating decisions.

We are bringing together an exceptionally strong leadership team, combining the strengths of both companies. The executive board which has responsibility for developing and executing the company’s overall strategy, will be headed by VNU’s Rob van den Bergh as Chairman and CEO.

As we covered in the videotape, Dave Carlucci will be the Deputy CEO and Chief Operating Officer. Rob Ruijter the current CFO of VNU will continue as CFO and again Nancy Cooper will head up the transition and integration teams. The board, the executive board is -— reports to a supervisory board made up of 10 Directors, 6 of which will come from the VNU board and 4 from IMS’ board including our executive chairman Mr. David Thomas.

So here are some of the financial highlights of the transaction. VNU is offering $28.10 per share to IMS stakeholders, $11.25 of which is in cash, and approximately 6/10 of a VNU share for each IMS share. The transaction, valued at $7 billion, about 6.6 of which is equity value.

65% of the ownership of the new company will be VNU shareholders and 35% will be IMS shareholders. Following the transaction, VNU will list ADR’s on the New York Stock Exchange, as well as continue to trade its stock on the Euro Next exchange in Amsterdam.

An ADR is a negotiable certificate that represents a specified number of shares of a foreign stock, and it’s traded on the US stock exchange. They’re bought and sold just like regular stocks. Overall, the financial characteristics of this transaction are highly attractive.

Now lets take a closer look at the advantages of the merger from the viewpoint of all out stakeholders, employees, clients and shareholders. VNU and IMS each gain significantly as we compliment each other to create value.

For VNU, the merger adds a high growth, high margin business. It speeds the development of consulting in services, creates significant synergies and strengthens the leadership team. For IMS, the merger broadens capabilities and offerings, expands our consulting and services portfolio, facilitates the expansion into new health care segments and enhances the global scale of key activities and processes.

As a company, we will dramatically enhance the value we provide to our existing clients. We’ll expand our consulting and services capabilities, we will leverage the business processes that we have in common, and we will address new audiences in new markets with new capabilities and we will capitalize on the emerging trends in the market place.

In short, this is a compelling combination. Together, we will execute as one company with one approach, and in light of trends in the market place our timing could not be better.

Let’s talk about three key market trends that we’ll capitalize on by putting the two businesses together.

First, our clients are facing increasing challenges in their industries. The combined business is uniquely positioned to deliver the insights our clients need to deal with these challenges. Consumer fragmentation in CPG sector. Retailer consolidation in pharma and consumer package goods, explosive growth of electronic media, increasing complexity of distribution channels and major changes in the health care industry, regulatory, RX to OTC, and direct consumer. It leads us to the need for building major consulting practices for better market intelligence and real value-added services. It is about moving from high quality data to analytics and insights.

Two, global scale is becoming increasingly important to success and will bring many new opportunities. Global scale from both of our assets will enable us to strengthen our position in Europe as well as the Americas. Profit even more from high-growth emerging markets and there are opportunities to use the advantage of our increased global scale for greater efficiency and improved marketing.

We will have the global scale to strengthen our position in the two markets, benefit from high growth and emerging markets, increase our efficiency and enhance our service offerings. Consumer insight is becoming more and more important in all of our businesses. We are worldwide leader in consumer panels. We will use custom research businesses to speed up IMS opportunities in the Far East.

Now let me illustrate the breadth of our capabilities as well as some of the loops among them. In marketing information, which measures consumer attitude, behavior and purchasing patterns, as well as the effect of promotional campaigns. MI consumer panels, customized research and M and A capabilities help clients understand why consumers make their buying decisions. It forecasts the impact of future promotions.

MI tracks over 320,000 retail stores and 230,000 consumer households across 25 countries. In health care market intelligence, IMS provides the most comprehensive measurements and analytics of the pharmaceutical sales, prescriber’s practices, OTC sales and overall dynamics in the pharma market place.

Media measurements and information. It offers the most comprehensive measurements of television, radio, print media, all of these consumptions, advertising expenditure and ad content. Internet usage, movie attendance and more. MMI measures TV audiences in over 46 countries and is a key input for US TV advertising decisions that are valued at over $60 billion annually.

So we focus on different industries and collect different information. But if we look across the bottom of this chart, there is a lot of common ground in the type of analytics, advisory and consulting services that we provide in the market.

So we can use the different information in complementary ways to give clients a more complete view of their markets. Here’s an example of how our company can get a market with a VNU/IMS solution. You have a product manager for an over the counter antihistamine, who may need a clear analysis of the drug’s market share performance including the effectiveness of a promotional campaign.

Currently, VNU has the capabilities, products and services to measure market share, promotional spending and consumer impressions. Increasingly, both OTC manufacturers and prescriptive manufacturers need to understand the full range of their therapy categories. RX, generics, OTC.

In short, brand managers need to understand what is going on, in both the front and the back of the store. With more products moving from prescription to OTC and patients increasingly looking at all of their options, the value of this information is increasing. Including the interplay between RX and OTC markets. That’s the kind of integrated view that we will now be able to offer our clients.

One more example. Patients are an increasingly important part of an equation when developing a brand and launch strategy. Even before they step in the doctor’s office, patients are better informed than ever, because they’re paying an increasingly larger part of the cost of drugs out of their own pockets.

So they watch the drug expenses much more closely. The pharma companies must understand both the patient and the physician’s views of the patient’s illness, their treatment options, and their attitudes towards the price of drugs. VNU understands the consumer picture including product perceptions and consumer awareness.

IMS has unique expertise on the physician side in areas such as product positioning, pricing strategy and product uptake. So for a brand manager, working on a product launch, our company will deliver an even more comprehensive, integrated view of patient and physician dynamics, a view that will help support successful launch planning.

And these are just a few of the examples of values that this merger will deliver to the market. VNU’s business information unit is a strong one. It has leading positions and brands such as Billboard, Hollywood Reporter etc. Its highly successful and profitable trade show and E- media businesses. It continues to be a valuable part of the organization with great assets, brands and substantial cash flow generation. These are some of the potential areas of synergy and new opportunities using business information’s diverse media channels. And these- we’ll evaluate these linkages and opportunities over time going forward.

To deliver integrated views and new values to clients and to perform more efficiently, we’ve identified processes that can be taken to a common global level. These are shown on the left side of the chart. The right side illustrates our opportunities. Data assets that can be used across our businesses, consulting and services that can drive growth by leveraging our underlying data assets and increasing their value, individual clients may find maybe different but their needs for benchmarking services, optimize promotional spending and higher returns on their marketing investments are all very similar.

Common global processes will deliver efficiencies of scale, globally. We’ll start developing a comprehensive integration plan immediately. We expect that the merger will close in the first quarter of 2006, following both regulatory and stockholder approvals. So, the question we’ve all been asking ourselves, what does this mean for us?

First, it’s critical that we stay focused on our current initiatives and objectives to deliver a strong full year 2005 performance. And I’ll talk about those strategic priorities for the Americas as we wrap up.

Second, some of us will be called upon to contribute to the integration planning and we’re counting on full commitment and cooperation. Third, and perhaps most importantly, we need a continuing dialogue, we will work hard to keep you informed about the merger both before and after closing and we urge you not to hesitate about airing any questions, comments or ideas that you may have regarding it. We’re counting on your support and we’ll all need to work together very closely to make this merger a success and capture the opportunity in front of us.

In summary, VNU and IMS are a perfect fit. We will be a leader in market intelligence in 3 key industries, created by bringing 2 leading global information companies together that have tremendous results in the market place today.

We will be unique in our global scale and compatibility, covering again over 100 countries and able to provide broad insights to our clients to help them solve their most crucial business issues. We have a compelling business model in that it will produce a company that is financially and operationally very strong.

We have a strong executive team that brings together experienced leaders from both companies. We will form a faster growing more profitable company that creates higher value for our shareholders and we will open up new opportunities for professional growth and development for our employees.

Appreciate your attention, I hope that you are as excited about this opportunity as I am and to share his unique prospective on this, let us give a warm IMS Americas applause to our executive chairman Mr. David Thomas, David.

David Thomas: Thank you. Good afternoon everyone. I am delighted to be here with you after all the activity over the last two or three weeks, I am just delighted to be awake, as it has been a very busy time and I wanted to share with you a little bit of my perspective of why we made this choice, how it got made, the fact — the process we have been going through, really for two or three years now in terms of the strategy of IMS.

So, I would like to share that with you but I hope you know what doesn’t get lost in, in all that explanation is the fact that you now are part of an incredibly important global enterprise in some of the most important industries in commerce.

This business that we have put together with VNU, serving 3 critical industries, we are without question the leader in market intelligence. And the ability to take the model that we have built here at IMS, in terms of taking those continuing investments of data aspects and analytics, adding to it the consulting and services capability, and then taking advantage of the assets that exist in those companies really creates quite a powerful company and a great future for our employees and our shareholders and as importantly if not more importantly, we can do things for our clients we never could have done before.

It’s been quite a process, it culminated in the announcement this week. You know I was, — we, had our, our final board call was at 9:00 a.m. Sunday morning, because we had — - we were still negotiating details as you can imagine right up to the last minute and they were about to launch and they were having their board meeting in Amsterdam and we were having ours on the telephone, and I was getting ready for that meeting and about 30 minutes before that meeting and — - once you kind of get to the point of where it is all done and you are about to launch this announcement of a merger , you kind of sit back and say, “Okay, what have we really done here ? How do I really feel about this?” And I couldn’t help but think back to what we have gone through here at IMS in the last five years, and I started thinking about the transformation that you’ve created in this business.

When I joined IMS, the company that wasn’t growing, was growing at 2, 3%. In fact our first leadership meeting we had, we had a lot of discussions around — - a lot of people in that room felt like the most we could ever grow again would be by 3 to 4 to 5%. Because we had — we hadn’t most of the customers, they just didn’t see where the growth opportunities were.

It is a company that —, as I talked to our customers weren’t very happy with IMS. They didn’t think we were moving fast enough, they didn’t think we were flexible, they didn’t think we were innovative.

As I talked to employees around the world. There was a lot of concern about whether the company was growing. It wasn’t a consistent view of how the company was going to grow. We had stopped investing in the company. We literally had no consulting and services business at that time, we were less than .5 of 1% of our revenues in terms of specialized, customized projects.

When you think about that environment of IMS and the transformation that you and your colleagues around the world have created, it has really been remarkable to see how that has changed.

When you look at your record of performance, over the last 7 quarters and we are about to add the eighth quarter to that, it really is a terrific tribute to you, to your colleagues in what you have done for your customers and what you have done for the growth of our business and I want to start by just saying thank you for that effort. That transformation is what allowed us to have this choice. This is a decision that we made by choice, we were not forced to this, our business is not in trouble, our business actually has great momentum, you will see when we report third quarter, I think you know, we, — - the senior team has been kind of focused on this activity over the last few weeks; you will see that has helped our growth in the market place, maybe a constant strategy from now on.

But the fact of the matter is that revitalization of IMS gave us the choice to decide to move out, to dramatically expand our opportunity, to dramatically improve what we can offer our clients, who I think substantially improve the shareholder value we can create and certainly increase dramatically the opportunity just for our employees. But without that hard work, we wouldn’t have had this choice.

At the same time though, we should be aware there was another transformation going on. It actually started a couple of years before us. There was a small Dutch company called VNU and that company had a newspaper business, it had a yellow pages business, it had a lot of consumer publications, it had a very fledgling business information business which was mainly the trade magazines. That is all that existed in VNU 7 years ago. They made a decision to get into the market information business, they bought AC, they bought Nielsen Media about that time. If you look at the transformation that has happened in that company, it has gone from less than probably a $2 billion company now to being a $4 1/2 billion co — - $4 billion company.

With two terrific businesses in segments that are aligned with us in the business information business that has expanded itself in trade shows etcetera. So their transformation was different from ours, but it was just as dramatic a transformation. Their transformation was not about fixing the business which is what ours is about, but theirs was about shedding businesses and trading growth in the new business.

The other transformation that was kind of happening over that time as Bruce pointed out was in those market trends. I mean, think back to 5 years ago. What’s happened to our customers’ competitive environment in 5 years.

We obviously know that for our former customers but it’s just as true for the fast moving consumer goods customers. Their markets are fragmented, they have to understand their markets at a much more detailed level. Just go into a supermarket and try to buy cereal or even toothpaste. I’m willing to buy toothpaste, I know which brand toothpaste I have, I know I wanted Crest. I go over the counter, there are so many different varieties of Crest, I couldn’t even remember what I use.

Those markets have fragmented so dramatically, that understanding how to bring parts to market, how to get the most efficiency out of your sales force and your promotional activity has exploded in every industry. You’ve also seen the role of consumer change. You know our customers in pharma didn’t think about talking to consumers, probably much 5 years ago, today there is the DCC advertising with the trade-off they have to make in terms of position their price against the over the counter offering, etcetera. They are very focused on consumers, particularly with the emerging and growing role in terms of money coming out of their pockets to make those trade-off decisions.

You have the globalization. As I talk to our customers about globalization 5 years, I mean this is since my lifetime at IMS. Many of them sound like, all we have to do is be successful in the US and that is a sufficient condition. Today, it’s obvious that’s a necessary condition but not sufficient, if you are going to be a leader in the global pharma market. If you are a pharma company in Japan, you had better figure out how to be successful outside the Japanese market. If you are a pharma company in Europe, you had better know how to be successful in the US and Japan, etcetera.

So those trends he talked about were also changing dramatically right at this time. What we announced on Monday was really bringing together those three transformations, the transformation of IMS, the transformation of VNU and really a company that can capitalize on those prevailing market trends that are going to be with us from now on.

This is really a tremendously exciting potential as a company. I can’t tell you how much — I mean as I talked to a lot of investors yesterday, no one questioned the strategic logic of this decision. It’s just too compelling in terms of that. When you think about the data assets that can be used across these businesses and we are already doing it in markets in the US, with the medicine cabinet work you’ve been doing, by putting their OTC data into our virus data base offerings, with things we’ve done with the front of store, back of store in the UK, the joint venture we put together in India, which improved both businesses. We’ve already started to make this happen, this will allow us to do it at a dramatically accelerated rate.

There is no question about the strategic vision, question is how you go execute it. And that I would say was probably the most important ingredient of announcing, in committing to this merger on my part and on the part of Rob van den Bergh. He and I started talking probably 2 1/2 years ago, mainly because our customers were asking us to have better OTC data in our consumer health business in Europe.

We went to find a partner to help us do that. We started working on these projects together at that point in time. As we got to know each other over time, it became very clear that there were great synergies in the business.

And the thing that Rob told me a year and a half ago is he said if you can’t deliver the leadership team from IMS, we are not interested in looking at potentially combining the companies. I felt very much the same way. If I didn’t think we were taking the same leadership team to help create the transformation that you have executed in the field, we would not have been comfortable in making this merger announcement.

Now you are seeing a real merger of the leadership teams. The board, as Bruce mentioned, the supervisory board, will be split 6 — 4. I will be vice chairman of that board. But it brings together a very international board, so this is a very international company.

And although VNU is domiciled in Holland, their headquarters is New York. As a matter of fact, they had more of their businesses in the US as a percent of their business than we did, in IMS. They were a little over 50% US based, we are about 40% as you know.

That’s what’s happened in the supervisory board. More importantly for you at IMS, I think, is that the executive board which is really the main operational board of the company is split 50:50 between VNU and IMS. And David Carlucci as deputy CEO and COO will have all 3 of those businesses in his responsibility. So making him work together will really fall to David, to make happen.

Nancy takes on an incredibly important role, because its you who read about VNU and about their prior acquisitions. The criticism they will get is not on the strategy, but on have they really made the integration and execution work. That’s what Nancy is going to focus her time on. She’ll have business development, because we’ve done, with your help a terrific job in making the 27 acquisitions we’ve made. She’ll have that responsibility to pull the company. She’ll have the IT function, which is obviously as you can imagine.

We have an IT infrastructure in these 3 companies that is fantastically important to the business and huge to this business. As well as making sure that all the other integration synergies happen. Where shall we make the right moves and at what time.

So you should be very comfortable that in terms of the leadership you know, nothing really changed, in terms of who the organization is going to be looked at and responsible for. So it’s a compelling merger, management team I say that was the big selling point in Europe yesterday, particularly the VNU investors that we have a team that can execute the vision here. And so it is, I can’t tell you, it really resonates with all aspects of our shareholders and our investor base.

There are customers that are going to want to know, are you going to lose any focus on me? And I can assure you that’s not going to happen in your space. We will be the most profitable and largest contributor in the VNU organization, we have the highest growth. This will give us more investments to make. It will also bring in assets in consulting and capabilities that we didn’t have that we would have to go create ourselves which would have taken us years to create.

So I think you can feel very comfortable in telling your customer that the business units are going to stay focused on their customer segment. We will look for how they add value to each other across the years, but this is not smashing every thing together. They will be very defined units just as there are today in the media and entertainment business and in their marketing information business. Which is primarily ACNielsen.

So it’s tremendously exciting. When I think back to how we got here, it really, — in our strategy — we do a two day strategy meeting with our board every year, obviously, we spend a lot more of time on it than that.

When I think back 4 years ago, four and a half years ago really, when we first had that first strategy meeting with them, the first item of business for us was to pick our core business. That’s where we spend our time. Where we need to make the investments in a company that hadn’t been investing in itself to start to grow the data and analytics business, to start create the consulting and services business, and the third leg of that was develop new markets and new audiences.

And frankly, it’s that third leg that’s always puzzled the most, it’s where are the new markets? How do we get to those new audiences? What value do we bring? Then we went through several iterations and I would say most of our strategy worked through out — up till the last six months focused predominantly on what is our ‘go it alone’ strategy, how do we continue to grow IMS as an independent company.

We looked at acquisitions we could make, you know we made 27 acquisitions most of them small, some of them getting a little larger now in terms of IMS, that will continue, as we fill in aspects of our business and how we serve pharma better.

We looked at a lot of things around the healthcare space. We looked at — should we look again at serving the consumer market? How about employers, health plans, a more conscious effort on hospitals, governments.

All those activities, we did extensive work around in addition to a lot more like device manufacture etc. And frankly, in the big segments, almost every time we looked at it, the investment and the time it would take to be successful there just didn’t have the return that we looked — could look at and say that’s the right decision to make.

At the same time we said we needed partners to make that happen, we need alliances; we need to look at other places if we’re going to really expand outside and really being predominantly serving pharma and our government customer set.

So we did a lot of work, we obviously also, our board require us to look and say every year, who are the potential acquisitions you would look at and who are the potential acquirers of IMS? By the way, if you remember at one point in time in that cycle, our stock price went down to around 13, maybe a little lower.

And we got very concerned that somebody would say there’s too much value in this company for the stock to be trading at thirteen so we got very conscious on who could be looking at us. I will tell why I have personally engaged with probably everyone on that list to a pretty significant extent. Companies in the U.S., outside the U.S. We talked about parts of their business that might be of interest to us, we’ve learned those companies.

What our strategy kept leading us back to is we felt very good about the strategy at IMS, we knew what we had to do to serve our pharma customers better, we knew the investments we had to make, we felt we could handle most of those investments. It was really about those new markets that we said, how do we really get there? How do we make that happen? And we always felt like we would have been — we would feel better if we had a more diversified business.

And particularly, we saw that early on, we’d like to have a more diversified business then we started to see the challenges that our pharma customers really came under pressure under really 2-3 years ago and continues today. We looked at the pressure they’d be on and under, and said, we’d really like to have a business that could potentially be more diversified, but you only want to do it if you like to model your on.

And the success we’ve had in taking, providing insights around the data with our consulting services offering is so powerful, that we also said, we could do that in other industries as well.

At the same time, VNU, their advisory services organization says a little bit of consulting, mainly customer reporting etc. But they have some great assets for example in forecasting, that we don’t have as great skill in forecasting as we’d like to bring into our large management offering, so that was great synergy there.

So, being able to say we would like to be more diversified and we think we got a leadership team, we think we got a business model that understands how you create more value around the data. All that led us to look at potential partners and over and over it came back that VNU was the best partner. And why was that? It was the businesses they were in.

Nielsen media is a terrific business. Those of you that have had a long history with DMD know it is a terrific business. ACNielsen is number one in its market. It has terrific potential in this business, it’s a growing business. They’ve had some challenges in Europe. Just as we’ve had in Japan this year but overall it is a very good business.

But what was important is the data aspects in this business could be used to cross each other and this consulting and services model could be leveraged across each of those businesses. When you look at some of the other multi industry information companies like (inaudible), Walter Scrow (ph) and Thomson.

All of them, if you look at the mix of their industries, they did not make sense, I mean, us being in line with a legal practice or an education business just did not have this synergy value.

So when you look at this company we have created with this merger and you say look at the markets we serve, we are dramatically better than anybody else in that space. We are also dramatically better in our ability to leverage it in the commonality of the business processes by which we run our company. Just think we all get data from all these different places, we provide intellectual capital around through our statistical capability.

Through our knowledge of the market, we bring it together, we collate it, we cleanse it , we figure out how to get it to customers, and we then package it around this consulting and services . I mean the model is really very much the same. So we went through a lot of that strategy work and really decided to make the choice that now is the right time to do this merger.

If I add one question from investors, — - our investor yesterday what they all asked was “Why now? If business is doing well, why now?” The answer to that question quite clearly is you don’t wait till it is too late to act. And we also see that we can accelerate our business now. We also had — we can accelerate their businesses now. We want to be in front of these trends not behind these trends.

So the real challenges is always make those decisions ahead of when you have to make them, I think. But now is a very good time for us to do it. We had a willing partner, we had the team in place and we felt like we had spent enough time in front of the customer with some of our joint ideas and we knew this would work.

So that is really just a little background to you as to how we got there. I don’t want you to think this was the first thing we saw, we were not out to sell the company, we did not sell the company. We took back 60% of this valuation in stock. The reason we did that is we believe in the up side of these businesses.

Actually, we believe our shareholders will get more than the $28.10 value. Not only because we will be able to grow the IMS business faster but also because we think VNU is a very undervalued company when you compare it to other multi vertical industry companies that I talked about. So it really is very clear to me that this is going to be the global leader in market intelligence.

And whereas our IMS was very strong in a very narrow segment, you now are a part of a company that is going to be very visible in all markets around the world and really a key player in helping people in every industry make their crucial business decisions.

At the same time, I think we also looked at it, we know for shareholders which is our job is create value for shareholders, I am convinced this will allow us to increase that value faster and more dramatically through the combined merger. It is also better for our clients, it is better for our clients because we can do things that would have taken us years to get the data assets to do ourselves or the capability, we would have to go out and buy and integrate many, many small companies to get the scale we are going to get with, with VNU. It is up to us to demonstrate that to our customers as quick as possible because they will be worried about heavy loss of focus on the pharma market.

And it is better for our employees because if you want an expanded opportunity boy, here it is. Because we had the right leadership talent and we had the leadership team coming up in the business to, tastefully run IMS although as a head of the company you never quite sure you got enough talent for your growing business. The best requirement for talent and capability and opportunity just got multiplied by about four fold to the people in our company should you choose it.

If you think about some of the small markets, they have very small businesses but doing — - the ability to put them together creates terrific new opportunity for our people and much greater scale to those businesses just as we’ve proven in our joint venture in India.

So I think that is why you can see why we get excited about it. I think that also, you should know though that, it does not reflect any lack of confidence in what we are doing at IMS. As Bruce says, we ought to keep growing this business.

We had a lot of things planned for our business this second half, we are continuing business as usual for example with that two day strategy meeting with our board, that is scheduled next Monday and Tuesday. Even though we knew this was going to happen, we kept that.

We are going to spend two days on the IMS strategy for growth. We will talk just about the IMS business in that two-day meeting.

But we still got a lot of work to do to continue to make this happen and there will, you know — - it really is additive. This is a — - this is different than a lot of mergers you read about. It is really an additive merger. It is not like when two banks come together or two distribution companies come together and they have twice as many branch offices as they need, they have three times as many distribution centers as they need. This is bringing in new business. The others are synergy and corporate office and some of those kind of areas but this is all about leverage.

And the fact is, we are a growth company, their business is growing. So you have got four growth businesses so the opportunity for our people is never been more exciting or more enhanced than it is today.

So it is a pretty exciting time, it also has this little strings at your heart because I can tell you, we have great confidence in this IMS business. We have great confidence in the team that we have built here. We feel very proud of the culture you’ve created. This is a place that, you know, I love going to work. We love this company. We don’t intend to loose any of that sense of belonging, feeling, by becoming a bigger company. There are objectives from when — - the day we started was to be a bigger company. We are just doing it in a big step.

With the leadership team still in place, and what we are going to do, try to do, we want to bring that same sense to the VNU company and I can assure you that is Rob van den Bergh’s view of how this is going to come together as well.

So just in time lots of questions, I’m sure you have questions I will be happy to take those questions, I can answer some of the questions, I’ve been talking enough—

You’ll see questions about the valuation. Some of our shareholders yesterday wanted to know about, did you get enough value for your shareholders? I can tell you all the European shareholders yesterday were talking about VNU paying too high a price, our shareholders saying they paid too low a price, so we probably got it about right. But the real issue is we’re invested in the company. This is taking back 60% in stock and that’s where the true value will be created for the company.

So lights are up, so if your hand goes up we’ll bring a mike to you so you can ask a question if you’d like, we are happy to take any that you may have. We also get the question a lot about is it the old DMB? You know these companies have been together before what’s the difference?

I will tell you what’s the difference; we’re going to run it differently, because those businesses that came out of DMB just like IMS were not getting the investment they needed to really grow. That was same as true at Nielsen and same as true at Nielsen Media, I met with the leaders of those businesses in VNU, what they talk most about is, VNU has brought in the investors in making those business, so to really answer that question, we are going to run it differently.

Secondly, what’s different is the markets different. You know how we have been through a lot of examples in terms of OTC and RX roller consumer, all those things, and globalization, the market’s dramatically different, so even if it was the right decision at that time, that doesn’t mean it is not a better decision today to put these companies together, but you have to run them together. You don’t smash the units together, but you really get the leverage and synergies out of them. Is there a question? I will quit asking myself questions for a minute. Yes in the back? Please?

Question and Answer Session

Unidentified Participant: I just wanted to know, will the employees stock purchase plan, when it buys it in December will it be VNU stock or IMS stock?

Dave Carlucci: Well it depends on when the closing date, we have — let me answer this question, the ESPC program will continue to be IMS stock only, I don’t know that we will have that program going forward in VNU. That really hasn’t been determined yet, they don’t have one I don’t think, right Marie?

So you will continue to buy IMS stock — the closing — you got a lot of regulatory things you got to go through and they are mainly accounting issues. VNU being a Dutch domicile company, reports their audited results in something called, Dutch GAAP. Obviously, IMS does US GAAP. If they also want to have a full listing on the New York Stock Exchange for these shares, they have to convert their Dutch GAAP to US GAAP.

In addition in Europe, they find a kind of commonality in the GAAPs of all those countries in Europe in something called IFRS, so the company will actually report in something called IFRS, which means IMS has to restate its numbers into IFRS before you can go to the regulatory agencies in power.

So very complicated, the fact is we will do that, they didn’t have to take the combine US GAAP base numbers to the SEC here for approval. It’s going to take 60-90 days maybe 120 days.

In addition to that, you go through the normal regulatory agencies issues, we don’t really expect any issues there, we serve different markets, we do have some over lap of our consumer health business, in small countries in Europe we’ll have to have that discussion with the EU; we feel like we have got several options in how we resolve that but it was very minor in terms of revenue impact in our business, so we really don’t expect any, but all that you can;t predict, so our objective is to close by the end of the year. You saw we went public with first quarter 2006, that’s just because it’s not predictable when you start talking to these agencies in terms of what time it will take. But through the end of the year, the ESPP will be IMS shares and any IMS shares you have, you get $11.45 in cash and you will get the 0.60415 of VNU shares at closing.

Unidentified Participant: Sticking with that point of the ESPP, what other aspects of the total rewards model can you share with us between the two companies?

Dave Carlucci: That’s- One, they’re different, the- part of the merger agreement though is there’ll be no change in out benefit plans, at least for 2006, probably in the middle of 2007 we think. Its not that there are different — in strategy in terms of pay up market, be competitive with market on benefits and salaries, incentive stock options etcetera. Its just the mix is different, so we will over the next year and a half look at that mix, we were already looking at that mix in our own company for example, so there will be some changes, you shouldn’t expect them to be quick, you shouldn’t expect them to be right away, you should also expect them to be very competitive in the market and there is no disagreement in terms of how people will be compensated in terms of being at market rate.

If you look at IMS versus — we have a set of 13 peer companies we look at ourselves against as well, if you looked at our mix of compensations and total rewards, we actually had more in stock, than we had in cash and shares for example, versus those 13 companies particularly at different levels in the company. We are already in the process of transitioning those. So some of the changes you’ll see will be changes we’d have done by ourselves, some you’ll be seeing we’ll try take good ideas from both companies, but it will be evolved over the next year and a half.

Unidentified Company Representative: We have a question on the telephone line here I understand, who would that be?

Operator: Thank you Mr. Shahadrey (ph), you may ask your question.

Mr. Shahadrey: Hi. What are your thoughts around creating an independent brand for approaching all clients across industries when dealing with our consulting services?

Dave Carlucci: Well the branding question has come up quite a bit and we’ve already thought about it, we‘re all pretty proud of this brand we have, we’re pretty proud of the brands in essence very powerful brands in AC Nielsen and Nielsen Media.

VNU is really known as a company, but its not really branded their offerings as a VNU company, so, and when you get to consulting in services, I think that’s just another leg of that branding stool, but I think we will look at that work over the next 6 months, decide if we want to make any changes to it, short term, although, I really think when you start looking at brands, you make those changes over a longer period of time, but we will do a lot of work with clients.

We will have the experts help us on that, it’s an issue we have with IMS already, as we’ve made these acquisitions, of how do you do the brand management of these companies that have good equity in the market place. So that’s all work to be determined, but there will be looked at, particularly the consulting and services area, in that aspect.

Unidentified Company Representative: We have got another question on the phone? You folks get a little bashful when you’re on the phone there.

Operator: Thank you. IMS Montreal Canada you may ask your question

Unidentified Participant: Yes, I have a first question, with this merger, will we become so big that we will be slow at making decisions, which may lead us to leave the door open to competition?

David Thomas: Well, it’s not the objective. Being slow — if you create a bureaucracy, it’s the leadership that does that. We’ll be a bigger company. I don’t find many companies that don’t want to be bigger companies; you have to work everyday though I will tell you to keep the decision making process clear so that it is fast. I think the way the units will be organized and the fact that the units focused on specific customer sets will really be making their set of decisions, hopefully with taking into account the assets they can use from other businesses.

But I think, the way that David will run that and —I’ll speak for David because he’s not here, I think you’ll see the same speed of decision making that we have in IMS, for the pharma set of customers, you’ll see that same set for consumers, fast moving consumer goods companies.

But I would say we could be faster than we are today but then there will be a lot of focus on that but no, I don’t really worry about that I mean this is a $5.7 billion company, dramatically bigger than we are today but there are companies that make decisions faster that are 10 times that big so that’s up to us really.

Questions in the audience here? Yes, I got one up front here.

Unidentified Participant: Hi David, have we heard any or can you share any reactions from some of our key customers associated with this merger?

David Thomas: No, I haven’t heard from customers yet, I talked — unfortunately I’ve been talking mainly to investors, which are important, but they’re not customers. I think our customer’s reaction will be pretty simple. My expectations what they’ll say is, “Look IMS, you made a lot of changes, you’ve been more responsive, you’ve been more innovative is this going to cause you to lose focus?

And is it going to cause you to invest less in what we do?” And I think you can very clearly tell them absolutely no to all those questions. This team will stay focused on IMS, your job — 99.5% of the people in our company’s jobs don’t change.

The customers they have don’t change so this is not matching things together, so I think the focus — we can authoritatively say and that focus will be that we are a huge profit contributor to the new enterprises you can imagine so the investment will be there but I think its very important we get to those customers quickly with some new offerings to show them that this was of value to them. And so — but that’s what I expect customers will say is why did you need to do it and will you lose focus. And we will have to prove that to them.

Unidentified Participant: okay, along those lines are we going to be pushing out any kind of documents to our clients, giving them a breakdown of the benefits for them as opposed to waiting for them to call us?

David Thomas: We sent a letter to clients — somebody help me please, tell me when that went out? Or is it going out today or — We have a letter prepared to go to all clients to explain to them what we think the benefits of it are but frankly its going to be communicating to our teams as they are in front of customers and getting them to talk to them about it and it obviously we’ll engage with customers as much as we can but we do have a communication plan for customers.

The Investors sentiment has been very positive, as I said, in terms of strategic value. The end of the road there will still be a lot of volatility in the stocks for a couple of days. What happens is our shareholders — we have a lot of shareholders in the U.S who can’t, by charter of their firms, can’t own non-U.S. companies. You also have a lot of firms who have indexes where they have to own certain percents of each industry who will not be able to own the new company so they, they have to over the next 6 months or prior to closing, or a little bit after closing get out of the stock.

At the same time you got a lot of people that have to buy into the stock, industry holders and different industries, a lot of European investors have to hold more of our joint stock etcetera.

So there is a, there is a huge — -you saw the volume of our shares yesterday was like 16 million shares. You’re going to see that for a while and it is going to flip around for a while but I think the key is, in selling this to investors as a strategic logic work and that’s the answer, that is absolutely yes.

Do they believe the execution will be there and I think that is really what we have been focused on in Europe. That is why David and Nancy are on this road show a year up to show that we do know how to execute in this market. Those are the two things and if they think they get the right value for it and I think the fact that they have got — - our shareholders got cash today plus the ability to participate in the up side, has made them — - those that will be able to contain to hold it have been very positive .Other questions on the phone or did it go away.

Operator: We do have a question — Barbara.

David Thomas: (inaudible). We come to the first row.

Barbara: I just have a question on what has been — -

David Thomas: Where are you?

Barbara: Right here.

David Thomas: Okay there you are. I am sorry.

Barbara: What has been the reaction if any from our key competitors?

Dave Carlucci: I have not heard from them. I do not really care. No, I, I have not, I have not heard any of them — - I think, I think a lot of people will take some time to digest this. I think the competitors we had in our segment are the same and they will, they will see the same company coming at them. These customers — the competitors at AC Nielsen ‘s space for example, we will, we will see the same company so it really didn’t change much for our competitors other than we got more capability to take to the market place now.

So I think they still feel the same because we think AC Nielsen (inaudible) share, Nielsen media certainly has the, the great share of that market and we think we are a winning share too. So I don’t, think it will feel any better, which is our objective. That is the objective. Yes.

Unidentified Audience Member: David we are referring very consistently to this system merger and the media as, we know is really referring to it as an acquisition. Can you comment on that?

David Thomas: Yes, I, I think the media has to have something to say but, you know, like you all have — - if you look at the, the press conference that was done yesterday, every word out of Rob van den Bergh’s mouth and everybody’s mouth is this is about a merger, because what’s different about this because VNU has done some acquisitions. They have never taken a merged management team. They have never changed the construct of their board.

So this is truly a merger. If you want to get legal about it and you read the legal document it reads as a merger. Because the, the reciprocal arrangements are a merger type of arrangement.

So it is, it is truly a merger, you always in any merger have to have a resulting somersault entity. That will be VNU that is why people will look at it as an acquisition. Because they are paying the premiums.

So if could have paid the premiums which wasn’t my objective, you know, it would have looked different. But it is, it is a merger by all definitions contractually and what the company is really going to do.

So there will be a, a surviving entity, IMS will be a surviving subsidiary of that VNU Company. But that’s why (inaudible) actually USA today said AC Nielsen acquired us — -

So they didn’t get it exactly right but I think that’s the situation. And not only the premiums; we did a lot of questions on the premiums. You look at; you hear a lot about mergers of equals. Mergers of equals is only when two companies; one of which is initially in trouble they merged, and they don’t want to pay a premium; they just want to get the companies together to try to create some synergies.

And so, merger of equal premiums are normally anywhere from 0 to 3 to 5% about your average 30 days price.

Then you have outright acquisitions, which have a premium of — in the market today probably in range of, say high teens, 20 to 29, 30%. You’ll see some outliers, but that’s where the market is. Our premium is 16% shows that we are some where in between a merger of equals and an acquisition.

The reason being is a merger of equals says that you take back everything in stock and we would have owned about 48% of the company in that case. In this case we took back cash, for part of our compensation, so we only own 35% of the company, that’s why the 35% and 65% ownership is like it was. Because if we had done just on the economics, we would, have I think have about 45% share of the company.

We just took some of it back in cash, because we thought that would be important to our shareholders. The other thing that is important to our shareholders, by the way is the dividends policy, at VNU is dramatically higher. And we’ll keep that dividend policy. They paid out about 30% of their cash flow in dividends and they have committed that they will keep doing that.

So Shareholders in IMS will get 0.6 shares of VNU but they will have a much different profile, in terms of dividend they can expect. So those of you that are shareholders will like that I think.

Alright, we’ll take one final question. Bruce is running me off the stage here. Alright, we don’t have that. Let me —Yes —

Unidentified Audience Member: [inaudible question – microphone inaccessible]

David Thomas: The question is, do I expect any creation of any new business lines. I think it’s a little too early to say that. I think if we were going to do that, we’d have been doing it ourselves. This does greatly expand our consumer help business line, we did not have a consumer help business in the US, they don’t have one in Japan, so it expands that business line dramatically, but I think it’s a little early for us to make that decision. We make that decision in our IMS strategy meeting Monday and Tuesday but not a part of this.

Look I know this is a lot to take in, I can tell you that your leadership team, has spent a lot of time looking at why we think this has value for clients, our shareholders and our people. I am absolutely convinced it provides terrific benefits for all three of those stake holders. That doesn’t mean it‘ll be seamless, that doesn’t mean it’ll be easy. I think it’s much easier than, if those of you who’ve been involved in former mergers because this is an additive business to VNU, this is not a replacement, this is not a smash together, so there really is very little of that disruption.

But we have to find ways to get at the leverages that we can have in this business. Will they be, in consulting and service across the data assets, across those, looking at IT infrastructure all those things will happen, it will take 2 to 3 years for that to play out. But I will tell you, in all discussions about synergies, because that’s a question that many get. The synergies here, this is not about cost synergies, this about growth synergies in leverage. We didn’t portray it as a cost synergy; we portrayed it as this was a way to propel the growth of all these businesses at a faster rate and to get greater shareholder value still. So, I hope you take that away, I hope you take away that we are very appreciative of the work you are doing at IMS.

This company has, you have done magnificent. And actually with us being kind of preoccupied the Americans did even better this quarter, but I am extremely proud of this team. I can tell you that none of us went into this without some pains of, this has got to be right for IMS, and got to be right for the IMS people.

We love the company we have. We are just going to create this company on a much bigger scale. That is really what this is all about. We have got some great people in the company that we are merging with. Many of you know those people. So I am terrifically confident about what this does for our future and your future in the business. Thank you very much.

Operator: And please welcome back to our stage Mr. Bruce Boggs.

Bruce Boggs: Thank you David. Obviously it is a very exciting time for all of us and as David said, this is a very positive development for our company, for this potential new company for our clients, for our stakeholders and, and importantly for all of us. So I do think that it is a very positive development, I think that a tremendous amount of work involved has gone into it, to ensure that it will work out positively for all of our key stakeholders and I personally, am very excited about that. I hope you share the enthusiasm and optimism about where this can take us over time.

That said, we have to remain focused, as David said, on our business. I want to put up one quick chart to close on just to remind all of you of the priorities that we have set for ourselves as IMS Americas. The first of which is being focused on our customers and delivering value.

We’ve done that a lot of ways. Everything from acquisitions that we have made and new capabilities and talents that we have brought to the company to project Galileo, that ensures that we are delivering value, that we are giving visibility to that value and that are capturing that value when we get a contract.

The second priority, as well as — I hope that these are familiar to you; you’ll get a brochure when you get back to the office that will take you through them, from the new offerings stand point we set an objective of improving our attraction as we move through 2005 with our new offerings, the good news is that year to year comparisons are extremely favorable there.

We are making progress in our new offerings in Latin America, break through progress in the US with long term care HCPRS, NGPS, and we also have some very exciting new capabilities that we are bringing to market in Canada. The last couple of priorities I am not going to spend a lot of time on that you can read about these, we are running a few minutes late but job one, will be to continue to drive the success of our business as David alluded to it. In the second quarter we turned in a very strong performance. We will talk about that in more detail after we announce earnings at the middle of next week.

So, thank you very much for everything you’re doing to make our business successful. I want to extend a very special welcome to the newest members of the IMS family from SKI, FAI, Invision, in Pharmetrics some very exciting teams that are joining us to help us create value for our customers in the market place.

Thank you for your attention. This is a very, very positive development to all of us, I hope that you are excited about it, but let’s do stay focused on job one as we finish 2005. Thank you very much.

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.